FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period 18 May 2005 – 3 June 2005

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Translation of registrant’s name into English)

Telecom House, North Tower, 68-86 Jervois Quay, Wellington,

New Zealand

(Address of principal executive offices)

The registrant will file annual reports on Form 20-F

(File No.1-10798)

CONT ENTS

This report on Form 6-K contains the following:

Miscellaneous

Change of Director’s Interest Notice
Media Release

Telecom and the Commonwealth Bank sign new three-year agreement

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director ’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity TELECOM CORPORATION OF NEW ZEALAND LIMITED

ABN 050 611 277

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	THERESA GATTUNG

Date of last notice	1 SEPTEMBER 2004

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	DIRECT

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A

Date of change	1 JUNE 2005

No. of securities held prior to change	2,730,388

Class	OPTIONS OVER ORDINARY SHARES

Number acquired

Number disposed	230,388

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	NIL – LAPSE OF OPTIONS OVER ORDINARY SHARES

No. of securities held after change	2,500,000

+	See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	LAPSE OF 230,388 OPTIONS HELD IN A FAMILY TRUST OF WHICH THERESA GATTUNG IS A BENEFICIARY

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

+	See chapter 19 for defined terms.

Appendix 3Y Page 2	11/3/2002

2 June 2005

MEDIA RELEASE

Telecom and the Com monwealth Bank sign new three-year agreement

New contract extends Voice and Contact Centres services

Telecom and the Commonwealth Bank of Australia have signed a new three-year agreement to extend the provision of voice and contact centre services until August 2008, with a further option to extend another 27 months.

General Manager Rhoda Holmes, of Telecom, said the new agreement gives the Commonwealth Bank significant cost savings and will see Telecom investing to future-proof voice and contact centre technologies.

Mrs Holmes said Telecom was very excited about the new agreement and sees great potential in the extended relationship.

“On the heels of the data services agreement we signed in December, this is great news. We are looking forward to building on the work already underway and continuing to deliver excellent service and value for the Bank.”

To date, Telecom has re-contracted around 75 per cent of the revenues covered in the original contract with the Bank.

In addition, the group will continue to provide the Bank with a range of services on separate contractual arrangements.

For more information, please contact:

Thomas Clancy

Telecom NZ group

(+61) 2 9009 9028

thomas.clancy@aapt.com.au

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TELECOM CORPORATION OF NEW ZEALAND LIMITED

By:	/s/ Linda Cox
Linda Cox
Company Secretary

Dated:	3 June 2005